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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42293

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2007 AND ENDING June 30, 2008
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ALAMO CAPITAL

OFFICIAL USE ONLY
26193
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

201 N. Civic Drive
(No. and Street)

Walnut Creek, CA 94596
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Nancy Mulally (925) 472-5720
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cropper Accountancy Corporation
(Name – *if individual, state last, first, middle name*)

2977 Ygnacio Valley Road, #460, Walnut Creek, CA 94598
(Address) (City) (State) (Zip Code)

PROCESSED
SEP 0 5 2008
THOMSON REUTERS

SEC Mail Processing Section
AUG 27 2008
Washington, DC
101

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AH 9/4

OATH OR AFFIRMATION

I, Nancy Mulally, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Alamo Capital, as of June 30, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer

Title

Notary Public

SARA HARVEY
Commission # 1677892
Notary Public - California
Contra Costa County
My Comm. Expires Jun 25, 2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TO THE COMMISSIONER OF CORPORATION OF
THE STATE OF CALIFORNIA
VERIFICATION FORM PURSUANT TO
RULES 260.241.2(b) and 350.535(b)

(Executed Within the State of California)

I, Nancy A. Mullally certify under penalty of perjury, that I have read the foregoing and annexed financial report and supporting schedules and know the contents thereof; that the same are true and correct to my best knowledge and belief; and that neither the license nor any partner, officer, or director thereof have any proprietary interest in any account classified solely as that of a customer.

Executed this 26th day of August, 2008
at Walnut Creek, California.

Nancy A. Mullally
Chief Executive Officer
Alamo Capital

TABLE OF CONTENTS

	Page No.
Independent Auditors' Report	1
Statements of Financial Condition	2
Statements of Operations	3
Statements of Changes in Stockholders' Equity	4
Statements of Changes in Liabilities Subordinated to Claims of General Creditors	5
Statements of Cash Flows	6
Notes to Financial Statements	7 - 10
Supplementary Data	
Schedule 1 - Computation of Net Capital Under Rule 15c3-1 at June 30, 2007	11
Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17A-5	12 - 13

Cropper Accountancy Corporation

Certified Public Accountants

2977 Ygnacio Valley Road, #460
Walnut Creek, California 94598
Tel: (925) 932-3860
Fax: (925) 932-3862

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Alamo Capital
Walnut Creek, California

We have audited the accompanying statements of financial condition of Alamo Capital as of June 30, 2008 and 2007 and the related statements of operations, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alamo Capital as of June 30, 2008 and 2007 and the results of their operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17A-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CROPPER ACCOUNTANCY CORPORATION

Walnut Creek, CA
August 25, 2008

ALAMO CAPITAL
Statements of Financial Condition
June 30, 2008 and 2007

ASSETS

	2008	2007
Cash	$ 7,900	$ 13,221
Accounts receivable		
Cash held by clearing broker-dealer	711,549	505,917
Broker - dealer balances receivable	144,061	122,619
Other accounts receivable	3,500	17,845
Secured demand note receivable	-	100,000
Total accounts receivable	859,110	746,381
Firm trading securities (all debt securities), at market value	9,230,056	8,571,425
Firm trading securities, not readily marketable, at estimated value	-	16,200
Deposits and prepaid expenses	30,394	10,450
Furniture, equipment and leasehold improvements, less accumulated depreciation and amortization of $11,595 and $6,704, respectively	45,801	-
Total assets	$ 10,173,261	$ 9,357,677

LIABILITIES AND STOCKHOLDERS' EQUITY

	2008	2007
Liabilities		
Accounts payable and accrued expenses	$ 90,948	$ 25,258
Due to clearing broker - dealer for firm trading securities	9,290,167	8,587,625
Deferred income tax liability	7,852	-
Liabilities subordinated to claims of general creditors	470,000	500,000
Notes payable	-	67,285
Total liabilities	9,858,967	9,180,168
Stockholders' equity		
Common stock of no par value, authorized 1,000,000 shares, issued 466,667 at June 30, 2008 and 2007	70,000	70,000
Preferred stock, Series A of $100 par cumulative non-voting, issued 1615 shares at June 30, 2008 and 1750 shares at June 30, 2007	161,500	175,000
Additional paid-in capital	55,000	55,000
Retained earnings (deficit)	27,794	(122,491)
Total stockholders' equity	314,294	177,509
Total liabilities and stockholders' equity	$ 10,173,261	$ 9,357,677

The accompanying notes are an integral part of these financial statements.

ALAMO CAPITAL
Statements of Operations
For the Years Ended June 30, 2008 and 2007

	2008	2007
Revenues		
Trading revenue	$ 2,249,758	$ 972,267
Commissions	536,323	669,335
Other	581,690	418,172
Total revenues	3,367,771	2,059,774
Expenses		
Human resource expenses		
Compensation	1,266,662	786,999
Contract labor	123,056	125,651
Payroll taxes	79,070	56,601
Benefits and other	127,524	98,598
	1,596,312	1,067,849
Occupancy expenses		
Rent	162,039	140,680
Telephone	15,384	18,858
Office and other	52,596	28,635
	230,019	188,173
Systems and equipment expenses		
Equipment rental, maintenance, and information systems	401,338	232,969
Depreciation and amortization	4,896	674
Other	826	5,098
	407,060	238,741
Marketing and sales expenses		
Advertising and promotion	95,955	52,426
Other	49,565	40,577
	145,520	93,003
Other expenses		
Interest	370,443	181,228
Clearing charges	243,103	203,284
Other	181,223	79,391
	794,769	463,903
Total expenses	3,173,680	2,051,669
Income before income taxes	194,091	8,105
Income taxes		
California income tax, including deferred of $1,777	16,106	800
Federal income tax, including deferred of $6,195	14,807	-
Total income tax expense	30,913	800
Net income	$ 163,178	$ 7,305

The accompanying notes are an integral part of these financial statements.

ALAMO CAPITAL
Statements of Changes in Stockholders' Equity
For the Years Ended June 30, 2008 and 2007

	Common Stock		Preferred Stock		Additional Paid-in Capital	Retained Earnings (Deficit)	Total
	# Shares	Amount	# Shares	Amount			
Balances at June 30, 2006	466,667	$ 70,000	750	$ 175,000	$ -	$ (112,171)	$ 132,829
Net income for the year	-	-	-	-	-	7,305	7,305
Additional Paid-in capital					55,000		55,000
Dividends on cumulative non-voting preferred stock	-	-	-	-	-	(17,625)	(17,625)
Balances at June 30, 2007	466,667	70,000	1,750	175,000	55,000	(122,491)	177,509
Net income (loss) for the year	-	-	-	-		163,178	163,178
Dividends on cumulative non-voting preferred stock	-	-	-	-	-	(12,893)	(12,893)
Retired preferred stock	-	-	(135)	(13,500)	-	-	(13,500)
Balances at June 30, 2008	466,667	$ 70,000	1,615	$ 161,500	$ 55,000	$ 27,794	$ 314,294

The accompanying notes are an integral part of these financial statements.

ALAMO CAPITAL

Statements of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Years Ended June 30, 2008 and 2007

Balance at June 30, 2006	$ 279,000
Additional subordinated capital, net	221,000
Balance at June 30, 2007	500,000
Reduction in subordinated capital, net	(30,000)
Balance at June 30, 2008	$ 470,000

The accompanying notes are an integral part of these financial statements.

ALAMO CAPITAL

Statements of Cash Flows

For the Years Ended June 30, 2008 and 2007

	2008	2007
Cash flows from operating activities		
Net income	$ 163,178	$ 7,305
Adjustments to reconcile net income to cash provided by operating activities:		
Depreciation and amortization	4,896	674
(Increase) decrease in		
Accounts receivable	(112,729)	(235,301)
Firm trading securities	(642,431)	(3,197,824)
Deposits and prepaid expenses	(19,944)	-
Increase (decrease) in		
Accounts payable and accrued expenses	65,690	(19,290)
Amount due to clearing broker on trading securities	702,542	3,197,824
Decrease income tax liability	7,852	-
Net cash provided by (used in) operating activities	169,054	(246,612)
Cash flows from investing activities		
Additions to furniture and equipment	(50,697)	-
Cash flows from financing activities		
Note Payable	(67,285)	(96)
Increase (decrease) in subordinated capital	(30,000)	221,000
Additional paid-in capital	-	55,000
Decrease in preferred stock	(13,500)	-
Dividends paid on preferred stock	(12,893)	(17,625)
Net cash provided by (used in) in financing activities	(123,678)	258,279
Net increase (decrease) in cash	(5,321)	11,667
Cash balance, beginning of year	13,221	1,554
Cash balance, end of year	$ 7,900	$ 13,221
Supplementary cash flow information		
California income tax paid	$ 10,800	$ 800
Interest paid	$ 370,443	$ 181,228

The accompanying notes are an integral part of these financial statements.

1. General Information and Summary of Significant Accounting Policies

The company

Alamo Capital (the "Company") was incorporated August 28, 1987 and began business as a broker-dealer on June 7, 1990. The Company is registered as a broker and dealer in securities under the Securities Exchange Act of 1934. It transacts trades in stocks and bonds through brokers on a "fully-disclosed" basis and receives commissions there from. In addition, commissions are earned on sales of mutual funds and other interests. The Company also trades in bonds realizing gains or losses on the difference between the cost and the ultimate sales price of the bonds.

Basis of accounting

The financial statements are prepared on the accrual basis of accounting wherein income is recognized as earned and expenses are recognized when incurred.

Furniture, equipment and leasehold improvements

Furniture, equipment and leasehold improvements are recorded at cost. Depreciation and amortization are provided over the lesser of the estimated useful lives of the assets.

Securities transactions

Proprietary securities transactions in regular-way securities are recorded on a settlement date basis since statements to customers are done on that basis. Profit and loss arising from all securities transactions entered in for the account and risk of the Company are recorded on a settlement basis. Customers' securities transactions are reported on a settlement date basis with related commissions income and expenses as applicable.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Income taxes

The Company provides taxes on those due currently and those deferred to future periods as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Income Taxes

The following is a summary of the income taxes for the years ending June 30, 2008 and 2007:

	Year Ended June 30, 2008		Year Ended June 30, 2007	
	State	Federal	State	Federal
Net income before taxes	$ 194,091	$ 194,091	$ 8105	$ 8,105
Adjustments				
Excess depreciation deduction over book	(20,104)	(45,801)	-	-
Non-deductible expenses	3,223	3,223	2,931	2,931
Deductible California Franchise tax	-	(10,800)	-	(800)
Allocated to Washington	(8,060)	-	(930)	-
Subtotal	169,150	140,713	10,106	10,236
Net operating loss carry forward	(7,056)	(87,553)	(17,462)	(97,789)
Taxable income	162,094	53,160	(7,356)	87,553
Income tax provision (minimum California $800)	14,329	8,290	800	
Less: declaration payments paid	10,800	-	800	-
Account payable at year end	$ 3,529	$ 8,290	$ -	$ -

At June 30, 2008, the Company had $87,553 federal and $7,056 California, of net operating losses to carry forward to future periods for Federal income tax purposes, all of which were used in the year ended June 30, 2008.

The excess depreciation deductions over recorded depreciation, gives rise to a deferred tax liability totaling $7,852 at June 30, 2008. The deferred tax liability results in increasing the tax expense provisions at June 30, 2008 to $16,106 and $14,807 for California and Federal income taxes, respectively.

3. Net Capital Requirement

As a registered broker and dealer in securities, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1).

The Company's ratio of aggregate indebtedness to net capital as defined in the Uniform Net Capital Rule was approximately 0.32 to 1 at June 30, 2008 and 0.22 to 1 at June 30, 2007. Aggregate indebtedness and net capital change from day to day. However, the ratio is not to exceed 15 to 1.

At June 30, 2008, the Company had net capital as defined of $491,345 ($486,268 at June 30, 2007) which is compared to the minimum requirement of $100,000. However, it should be noted that in order to diminish the clerical effort of interim reporting, the Company must maintain a minimum net capital of 120% of the minimum requirement ($120,000 at June 30, 2008 and 2007).

4. Exemption from Rule 15c3-3

The Company is exempt from certain provisions of Rule 15c3-3 since it places securities transactions on a "fully-disclosed" basis with clearing broker-dealers and carries no margin accounts, promptly transmits all customer funds, delivers all customer securities and will not otherwise hold funds or securities of customers.

5. Office Space and Equipment Rental

The Company leased and occupied new premises as of July 2008. The term of the lease expires June 30, 2014 and requires base monthly rents, which have scheduled rent increases. Rent expense in fiscal years ended June 30, 2008 and 2007 was $162,039 and $140,680, respectively. These costs included certain variable costs which are added to the base rent as provided. The following base rents are due under the new lease.

Year Ended June 30,	Annual Rents
2009	$ 162,144
2010	167,004
2011	172,020
2012	177,180
2013	182,496
2014	187,968

The Company also rents equipment on a month to month basis at various amounts from a party related to the principal stockholder. Rents paid to this party were $84,503 in the fiscal year ended June 30, 2008.

6. Liabilities Subordinated to Claims of General Creditors

Notes payable which are subordinated to claims of general creditors were as follows at June 30, 2007 and 2006, respectively:

Maturity Date	Interest Rate	2008	2007	Due to
March 31, 2008	6.25%	-	100,000	Unrelated party
January 31, 2009	11.00%	100,000	100,000	Stockholder
August 1, 2011	8.00%	70,000	-	Stockholder
June 16, 2012	Prime + 2.25%	300,000	300,000	Unrelated party
		$ 470,000	$ 500,000	

Prior written approval by the National Association of Securities Dealers, Inc. is required before any repayment of a subordinated debt. Such approval is contingent on the Company meeting the net capital requirements. (See Note 3).

7. Investments

Investments are held at market and are generally traded within a month of purchase. At June 30, 2008 and 2007, securities held were $9,230,056 and $8,571,425, respectively. These investments are all municipal bonds, and one U.S. Treasury Bill.

	June 30, 2008	June 30, 2007
U.S. Treasury Bills and Bonds	$ 5,502,109	$ 5,998,380
Municipal Bonds	3,727,947	2,573,045
	$ 9,230,056	$ 8,571,425

In addition, at June 30, 2007, the Company held a not-readily marketable Municipal Bond stated at $16,200 estimated value.

ALAMO CAPITAL
Schedule 1 - Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
June 30, 2008

Stockholders' equity		$ 314,294
Liabilities subordinated to claims of general creditors		470,000
		784,294
Non-allowable assets and charges against net capital		
Prepaid expenses and deposits		30,394
Other accounts receivable		3,500
Overdue broker balance		3,491
Haircut on firm trading inventory		209,763
Furniture and equipment		45,801
		292,949
Net capital, as defined		491,345 (A)
Minimum requirement of net capital ($100,000 or 1/15 of aggregate indebtedness of $98,800)		100,000
Excess of net capital over requirement		$ 391,345
Aggregate indebtedness		
Total liabilities	$ 9,858,967	
Less: subordinated capital	(470,000)	
Due to clearing broker-secured by firm trading securities	(9,230,056)	
		$ 158,911 (B)
Ratio of aggregate indebtedness to net capital (B/A)		0.32 to 1

Reconciliation of computation of net capital from FOCUS Part II (A) as submitted by Company to audited amounts.

	Net Capital	Aggregate Indebtedness	Ratio
Amounts submitted by Company, as revised	$ 485,817	$ 139,254	0.29 to 1
Increase in cash	7,875	-	
Increase in accounts payable	(19,657)	19,657	
Increase in accounts receivable	17,310	-	
Amounts reflected above	$ 491,345	$ 158,911	0.32 to 1

Cropper Accountancy Corporation
Certified Public Accountants

2977 Ygnacio Valley Road, #460
Walnut Creek, California 94598
Tel: (925) 932-3860
Fax: (925) 932-3862

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

To the Board of Directors
Alamo Capital
Walnut Creek, California

In planning and performing our audit of the financial statements and supplementary schedule of Alamo Capital, for the year ended June 30, 2008, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exceptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control* deficiency exists when the design or operation of a control does not allow management or employees in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant* deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2008 to meet the commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory bodies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended for and should not be used for any other purpose.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION

August 25, 2008

END